Exhibit 99.2

STUDENT TRANSPORTATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended December 31, 2017. These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The information in this Management’s Discussion and Analysis of the Financial Condition and Results of Operations is effective February 9, 2018. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to “$” or “US$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company’s fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis (“MD&A”), including without limitation in the sections of this MD&A entitled “Results of Operations”, “Liquidity and Capital Resources”, “Commitments and Contractual Obligations” and “Quantitative and Qualitative Disclosures About Market Risk” are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, the Company’s ability to retain or renew its customer contracts, find suitable business for acquisition and identify conversion opportunities and win bid contracts on profitable terms, the Company’s consolidated indebtedness and restrictive covenants related thereto, the Company’s ability to make payments on its convertible debentures, the Company’s acquisition strategy, increased industry competition and consolidation, reliance on certain key personnel, the possibility that a greater number of employees will join unions, rising insurance costs, a lack of insurance coverage for certain losses, new governmental laws and regulations, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds, the termination of certain of the Company’s contracts for reasons beyond management’s control, the Company’s status as a public company and foreign private issuer for U.S Federal Securities Law purposes, increased disclosure requirements now that we are no longer an emerging growth company status for U.S. federal securities law purposes, reduced spending by school districts and governmental agencies, terrorism attacks, man-made or natural disasters, cyber terrorism and data security breaches and risks related to the Company’s capital structure. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

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General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. Following the completion of the Share Exchange (see Equity Incentive Plan- Class B Shares), STI owns 100% of the outstanding common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”) and 100% of the outstanding shares of Parkview Transit. No other classes or series of shares of STA Holdings are currently outstanding.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

STI’s common stock and convertible debentures are listed and trade on the Toronto Stock Exchange. Since September 2011, STI’s common stock has also listed and traded on the NASDAQ Global Select Market. Upon the approval of the Company’s Form 40-F registration statement by the U.S. Security and Exchange Commission in September 2011, the Company became a “foreign private issuer” under applicable U.S. federal securities laws.

Convertible Debentures

On June 7, 2011, the Company issued US$ 6.25% convertible subordinated unsecured debentures (the “US$ 6.25% Convertible Debentures”) due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million. On September 19, 2016, the Company redeemed the US$ 6.25% Convertible Debentures in their entirety, (see “Liquidity and Capital Resources-Convertible Debentures”).

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019 (the “Cdn$ 6.25% Convertible Debentures”), at a price of Cdn $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

On August 16, 2016, the Company closed its offering of Cdn$ 5.25% convertible subordinated unsecured debentures due September 30, 2021 (the “Cdn$ 5.25% Convertible Debentures”), at a price of Cdn $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million).

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The US$ 6.25% Convertible Debentures, the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The net proceeds from the issuances of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, and for general corporate purposes.

During the second quarter of fiscal year 2017, approximately $0.1 million of the Company’s US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. The remaining US$ 6.25% Convertible Debentures were repaid on September 19, 2016, (see “Liquidity and Capital Resource-Convertible Debentures”).

Each outstanding Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of US $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which was equivalent to 105.2632 common shares for each US $1,000 principal amount of US$ 6.25% Convertible Debentures, at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of Cdn$ 6.25% Convertible Debentures and at a conversion price of Cdn $9.35 per common share (the “Cdn$ 5.25% Convertible Debenture Conversion Price”) which is equivalent to 106.9519 common shares for each Cdn $1,000 principal amount of Cdn$ 5.25% Convertible Debentures.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days’ prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. On September 19, 2016 the Company redeemed the remaining US$ 6.25% Convertible Debentures in their entirety, (see “Liquidity and Capital Resource-Convertible Debentures”).

The Cdn$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2017. The Company has the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Cdn$ 5.25% Convertible Debentures are not redeemable prior to September 30, 2019. The Company will have the right, at its option, to redeem the Cdn$ 5.25% Convertible Debentures in whole or in part, from time to time, on or after September 30, 2019 but prior to September 30, 2020, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 5.25% Convertible Debenture Conversion Price. After September 30, 2019 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 5.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

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The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

STI Common Shares

The Company renewed its normal course issuer bid (“NCIB”) on May 19, 2017. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 9,225,542 Common Shares in the twelve month period commencing May 24, 2017 and ending on May 23, 2018, subject to the Company’s senior debt agreement requirements. During the six months ended December 31, 2017, the Company repurchased 29,700 shares, with a value of $0.2 million. The Company did not repurchase any shares during the six months ended December 31, 2016, pursuant to the NCIB that was in effect at the time.

On April 11, 2016, pursuant to a block trade, the Company acquired and cancelled the remaining 5.0 million shares held by SNCF-Participations (“SNCF-P”), formerly the Company’s largest shareholder, for approximately $23.5 million. SNCF-P had originally invested in the Company in 2008, and had sold 4.0 million shares in August 2015. In April 2016, SNCF-P also sold an additional 6.4 million shares through a combination of a private transaction and a separate sale to a bank syndicate. The disposal of shares by SNCF-P was part of their previously announced strategy to divest a group of transportation and logistics companies considered as “non-core assets” in their investment portfolio.

In September 2016, the Company issued 6,736 shares of stock having an approximate value of $0.1 million in connection with conversions of the Company’s US$ 6.25% Convertible Debentures, which were recorded as a non-cash financing activity. The remaining outstanding US$ 6.25% Convertible Debentures were redeemed on September 19, 2016 (see “Liquidity and Capital Resources-Convertible Debentures”).

During the 2016 fiscal year, the Company issued a total of 309,161 shares having an approximate value of $1.0 million in connection with the acquisition of the two transportation consulting and management services firms (see “Liquidity and Capital Resources”).

On February 23, 2017, the Company issued 2,282,104 shares of stock having an approximate value of $12.8 million (net of fees of $0.1 million) in connection with the redemption of the Class B Series Three common shares, which were recorded as a non-cash financing activity (see “Equity Incentive Plan- Class B Shares”).

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On August 23, 2017 the Company issued 170,940 shares having an approximate value of $1.0 million in connection with the Annapolis acquisition (see “Liquidity and Capital Resources”).

Dividend Reinvestment Plan

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the Canadian dollar closing price of the common shares for the 5 trading days immediately preceding the relevant dividend date, less a 3% discount and converted into U.S. dollars at the daily Bank of Canada noon exchange rate posted on the last trading day of such 5 trading day period. Pursuant to the Plan, the Company issued 213,639 common shares during the six months ended December 31, 2017which represent non-cash dividends having a value of $1.2 million. The Plan can be amended, suspended or terminated at any time, but such action would have no retroactive effect that would prejudice the interests of any participants.

Stock Based Compensation

The shareholders of the Company approved the adoption of the STA Holdings Equity Incentive Plan (“EIP”) by STA Holdings in December 2005. The shareholders also approved the initial allotment of Class B common shares available for issuance under the EIP in December 2005, with subsequent approvals of additional allotments in November 2008 and November 2012. Following the Share Exchange described below, the EIP was terminated.

On November 8, 2016, the Company’s shareholders approved two special business items at the Company’s 2016 Annual and Special Meeting of shareholders. The first item related to the approval of a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan replaced the Employee Incentive Plan (“EIP”) originally set up at the STA Holdings level. Under the New PSG Plan, participants are eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. Pursuant to the PSG Plan, an aggregate number of 3,000,000 common shares may be issued. The second item related to the approval for the issuance of up to 2.7 million common shares by the Company to the holders of Class B Series Three common shares of STA Holdings in exchange for all issued and outstanding Class B Series Three common shares (the “Share Exchange”). The Share Exchange was expected to happen on or before February 28, 2017. On February 23, 2017, the Company issued 2,282,104 STI common shares in exchange for all of the outstanding Class B Series Three common shares. Following the Share Exchange, all of the outstanding Class B Series Three common shares were cancelled, and the Company owns 100% of the equity securities of STA Holdings.

New PSG Plan

On October 2, 2017, the Company completed the first grant of 964,184 PSG Units, pursuant to the new plan. These PSG Units are subject to pre-defined measures that will be used to determine the degree to which there will be vesting of such PSG Units into common shares, with vesting to occur over a three year period beginning with the year of grant and a continuing service period of two years beyond the certification of performance. As the awards are subject to graded vesting, non cash compensation expense will be recognized rateably for each vesting tranche over a three year period commencing on the grant date of the PSG Units. For both the three and six months ended December 31, 2017, the Company recognized $0.8 million in non cash compensation expense as of result of this grant. At December 31, 2017, there was approximately $4.5 million of unrecognized compensation expense related to non-vested PSG units which is expected to be recognized over the next 2.5 years.

867,766 of the PSG Units granted on October 2, 2017, are subject to the achievement of four separate predefined one-year performance conditions beginning with the year of grant and a continuing service period of two years beyond the certification of performance. As the awards are subject to graded vesting, the Company recognizes compensation costs rateably for each vesting tranche over the three-year vesting period and the Company’s expectations of the probable number of PSG Units expected to vest. The Company accounts for forfeitures as they occur. The fair value of the PSG Unit was calculated using the closing price of the Company’s common shares on the grant date.

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96,418 of the PSG Units granted on October 2, 2017, are subject to the achievement of one predefined one-year market performance condition beginning with the year of grant and a continuing service period of two years beyond the certification of performance. As the award is subject to graded vesting, the Company recognizes compensation costs rateably for each vesting tranche over the three-year vesting period and the compensation costs are recognized regardless of whether the market condition is satisfied since the award is subject to a market condition. The Company accounts for forfeitures as they occur. The fair value of the award was established on the grant date using the Monte Carlo simulation model.

Pursuant to the PSG Plan, whenever cash dividends are paid on the common shares, a notional amount will be credited to each participants PSG account, equivalent to the cash dividends paid per common share. The notional amount credited to each participants PSG account will only be paid, in cash, on those PSG Units which have vested in accordance with the PSG Plan.

Former EIP Plan

Prior to the Class B Series Three share exchange describe above, these shares, which had been granted to management under the STA Holdings EIP, were accounted for as a liability upon issuance, as a result of a “put” option they contained .The holders of the Class B Series Three common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares had an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

The Class B Series Three common shares granted were fully vested on the grant date, and as such, the related total non cash stock based compensation expense was recorded on the grant date. These shares were classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Three common shares were recorded as a component of other (income) expense, net, in the consolidated statement of operations. The Company recorded an expense of $1.1 million for the six months ended December 31, 2016, associated with the change in fair value on the Class B Series Three common shares, which were recorded as a component of other (income) expense, in the consolidated statement of operations. The Company recorded $0.5 million in dividend payments for the six months ended December 31, 2016, in connection with these grants, which were recorded as a component of other (income) expense, in the consolidated statement of operations. During the six months ended December 31, 2016, STA Holdings granted 1,018,114 Class B Series Three common shares, pursuant to the EIP and recognized $5.8 million, in non-cash stock-based compensation expense related to the issuance of these grants. In connection with these grants, 362,468 shares were withheld at the election of the participants to satisfy income tax withholdings, for the six months ended December 31, 2016. Pursuant to the liquidity provision of the EIP plan, 27,062 shares were “put” back to the Company during the six months ended December 31, 2016, for which the Company paid $0.2 million. The total number of Class B Series Three common shares outstanding as at December 31, 2016 was 2,685,355. The fair value of the Class B Series Three common shares outstanding at December 31, 2016 represented a liability of $15.1 million, of which $10.9 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

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The Company entered into an equity hedge in April 2016 with a major Canadian bank to partially mitigate changes in the liability associated with the Class B shares that were outstanding pursuant to the Company’s EIP plan. As of December 31, 2017, the Company completed the process of unwinding the equity hedge as the Class B shares are no longer outstanding. The equity hedge was not designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge were recorded in the consolidated statement of operations. The Company recorded a realized loss $0.1 million for the six months ended December 31, 2017, on the liquidation of the hedge.

Results of Operations ($ in 000’s, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s seasonality, fuel prices, currency and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended		Six Months Ended
	December 31		December 31
	2017	2016	2017	2016

Revenues	$193,856	$177,176	$301,289	$279,352
Costs and expenses
Cost of operations	143,294	130,530	237,401	219,733
General and administrative	18,079	16,151	35,472	33,135
Non-cash stock compensation	821	2,479	821	5,802
Acquisition expense	22	-	67	-
Depreciation and depletion expense	11,881	14,136	16,300	19,063
Amortization expense	836	783	1,631	1,574
Impairment of oil and gas assets	-	-	-	224
Total operating expenses	174,933	164,079	291,692	279,531

Income (loss) from operations	18,923	13,097	9,597	(179)
Interest expense	4,995	3,551	9,622	9,160
Foreign currency loss (gain)	36	128	(767)	(14)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	-	-	-	(190)
Other (income) expense net	(86)	(694)	(468)	140
Income (loss) before income taxes	13,978	10,112	1,210	(9,275)
Income tax (benefit) expense	(8,750)	4,064	(13,529)	(3,607)
Net income (loss)	$22,728	$6,048	$14,739	$(5,668)
Basic net income (loss) per common share	$0.24	$0.07	$0.16	$(0.06)
Diluted net income (loss) per common share	$0.21	$0.06	$0.15	$(0.06)

Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted. The primary impact to the Company resulting from the Act relates to the reduction of the US federal corporate tax rate from 35% to 21% and the one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred. The Company’s net income for both the three and six months ended December 31, 2017 includes a one-time benefit associated with the enactment of the Tax. The Company does not expect the enactment of the Act to have a significant impact on cash taxes paid for the 2018 fiscal year. See Note 7 to the consolidated financial statements for further details.

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The Company has computed adjusted net income and adjusted basic and diluted earnings per share, for the three and six months ended December 31, 2017, which are non-GAAP financial measures, to exclude the net benefit related to the Act. The Company believes the analysis of isolating and adjusting for the impact of the one-time net $13.9 million tax benefit that the Company recognized as a result of the enactment of the Act would be useful for investors in measuring the current year’s performance. These non-GAAP financial measures presented should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

The following table reconciles the Company’s financial results reported in accordance with GAAP to non-GAAP financial results:

	Three Months Ended		Six Months Ended
	December 31		December 31
	2017	2016	2017	2016
Net income (loss)	$22,728	$6,048	$14,739	$(5,668)
Net benefit related to the Tax Act	(13,944)	-	(13,944)	-
Adjusted net income (loss)	$8,784	$6,048	$795	$(5,668)
Basic net income (loss) per common share	$0.24	$0.07	$0.16	$(0.06)
Net benefit related to the Tax Act	(0.15)	-	(0.15)	-
Adjusted basic net income (loss) per common share	$0.09	$0.07	$0.01	$(0.06)
Diluted net income (loss) per common share	$0.21	$0.06	$0.15	$(0.06)
Net benefit related to the Tax Act	(0.12)	-	(0.12)	-
Adjusted diluted net income (loss) per common share	$0.09	$0.06	$0.03	$(0.06)

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is minimal school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company’s senior credit facility and through operating lease financings.

Market Fuel Price Exposure

The Company is exposed to changes in the market price of fuel on our school transportation contracts in the ordinary course of business. The Company continues to have fuel mitigation features in approximately 60% of its school transportation revenue contracts that provide some measure of protection against market fuel price increases, ranging from the outright purchase of fuel by school districts to fuel reimbursements associated with fuel price caps / collars and fuel escalators. So while the Company is still exposed to some price risk under some of these fuel mitigation features when market fuel prices increase, it also benefits to some extent with a decline in market fuel prices as well.

In addition to the contract mitigation features related to fuel in the revenue contracts, over the last several years the Company has also endeavored to lock in an approximate 20% of its fuel exposure by entering into fixed price contracts with its fuel vendors on an annual basis, with the final approximate 20% of fuel exposure at risk and fully subject to market price fluctuations. In the August and November 2015 timeframe the Company locked in approximately 15% of fuel exposure for the 2017 fiscal year when the price of fuel was approximately $45 per barrel. To date, the Company has locked in about 85% of the approximate 20% of its fuel exposure for the 2018 fiscal year and about 15% of the same 20% exposure for the 2019 fiscal year.

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Foreign Currency Translation Impacts on Financial Reporting

The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. The results of the Company’s Canadian operations (revenues and expenses) are translated into U.S. dollars using the average exchange rate during the period. The average Canadian dollar / U.S. dollar exchange rates for the six months ended December 31, 2017 and 2016 were 1.2620 and 1.3193, respectively.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, since the fiscal year 2007 the Company has financed a portion of its growth and replacement school vehicles through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 32% and 5%, respectively, of the Company’s fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

During the fiscal year ended June 30, 2017, the Company entered into additional operating leases with nine major financial institutions to lease approximately $39.8 million in replacement school vehicles and $10.5 million in growth school vehicles for the 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 1.9% to 4.4%. Annual lease payments on these additional leases will approximate $6.9 million per year for the term of the leases.

During the six months ended December 31, 2017, the Company entered into additional operating leases with six major financial institutions to lease approximately $28.1 million in replacement school vehicles and $5.1 million in growth school vehicles for the 2017-2018 school year. The term of these leases is six years at effective fixed rates in the range of 2.1% to 5.2%. Annual lease payments on these additional leases will approximate $4.6 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties were held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”). CRI invested as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It held junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. CRI’s co-invested with a range of operators to provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflected the Company’s proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company. The Company completed the sale of its oil and gas interest in June 2017.

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Three months ended December 31, 2017 Compared to Three months ended December 31, 2016

The Company’s core business is school bus transportation. As a result of the Canadex Acquisition, the Company had two reportable segments, school bus transportation and an oil and gas portfolio. During the 2017 fiscal year, the oil and gas portfolio represented approximately one-quarter of one percent of the Company’s revenue on an annual basis. In June 2017, the Company sold its interests in the oil and gas properties.

The consolidated results for the second quarter of fiscal year 2017 included $0.4 million in oil and gas revenue and an operating loss of approximately $0.2 million.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the second quarter of fiscal year 2018 were $193.9 million compared to $176.8 million for the second quarter of fiscal year 2017, representing an increase of $17.1 million, or 9.7%. Revenue for the second quarter of fiscal year 2018 was positively impacted by approximately $1.0 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the second quarter of fiscal year 2017 to the second quarter of fiscal year 2018 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first quarter of fiscal year 2018, the Company started operations on five new bid contracts and completed one acquisition. The Company did not renew five contracts for the fiscal year 2018.

The new bid-in contracts and the acquisition completed for fiscal year 2018 accounted for $9.1 million in new business growth in the second quarter of fiscal year 2018, which was partially offset by a $2.3 million revenue reduction resulting from the five contracts not renewed. The remaining $9.3 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

The Company’s performance for the second quarter of fiscal year 2018 was adversely affected by the winter weather experienced in December. Revenue deferrals for the second quarter of fiscal year 2018 amounted to $1.2 million due to weather related school closings during the quarter compared to anticipated school days for the quarter. Historically we have recovered a majority of these revenue deferrals during the fourth quarter as school schedules days to meet the full year school calendars. However, we are at the discretion of state and local governments regarding the number of school days they choose to make up.

Cost of Operations: Cost of operations for school bus transportation for the second quarter of fiscal year 2018 was $143.3 million as compared to $130.2 million for the second quarter of fiscal year 2017, representing an increase of $13.1 million or 10.1. The new bid-in contracts and the acquisition completed for fiscal year 2018, accounted for $5.8 million of the total increase in cost of operations which was partially offset by a $1.8 million reduction resulting from the five contracts not renewed. The remaining $9.1 million increase in cost of operations, net of new business for the second quarter of fiscal year 2018, resulted from an increase in salaries and wages, fuel expense, maintenance expense, fringe benefits, operating costs and insurance expense. Salaries and wages, net of new business for the second quarter of fiscal year 2018, increased by $6.4 million primarily related to higher driver wages and operations wages. As a percentage of revenue, driver wages increased to 35.7% in the second quarter of fiscal year 2018 from 34.8% in the second quarter of fiscal year 2017. As a percentage of revenue, operations wages increased to 4.8% from 4.5% in the second quarter of fiscal year 2018 compared to the second quarter of fiscal year 2017. Fuel expense, net of new business for the second quarter of fiscal year 2018, increased $1.4 million, primarily related to an increase in net pricing, mostly related to the expiration of the alternative fuel tax credit on December 31, 2016. As a percentage of revenue, fuel increased to 5.4% in the second quarter of fiscal year 2018 from 4.9% in the second quarter of fiscal 2017. Maintenance expense, net of new business for the second quarter of fiscal year 2018, increased $0.6 million due primarily to higher net parts expense and increased as a percentage of revenue to 3.6% from 3.4% in the second quarter of fiscal year 2018 compared to the second quarter of fiscal year 2017. Fringe benefits net of new business for the second quarter of fiscal year 2018 increased $0.4 million due primarily to higher employment taxes associated with higher rates and the wage increases noted above, partially offset by favorable claims experience in workers compensation. As a percentage of revenue, fringe benefits decreased to 7.9% in the second quarter of fiscal year 2018 from 8.1% in the second quarter of fiscal year 2017. Operating expenses, net of new business for the second quarter of fiscal year 2018, increased $0.2 million due to an additional year of vehicle leasing costs. Insurance expense, net of new business for the second quarter of fiscal year 2018, increased $0.1 million due primarily to less favorable claims development compared to the second quarter of fiscal year 2017 and decreased as a percentage of revenue to 8.9% from 9.3% in the second quarter of fiscal year 2018 compared to the second quarter of fiscal year 2017.

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General and Administrative Expense: General and administrative expense for school bus transportation for the second quarter of fiscal year 2018 was $18.1 million compared to $16.1 million for the second quarter of fiscal year 2017, an increase of $2.0 million or 12.4%. As a percentage of revenue, total general and administrative expense increased to 9.3% of revenue in the second quarter of fiscal year 2018 from 9.1% in the second quarter of fiscal year 2017. The increase in general and administrative expenses is due to the net new business for the second quarter of fiscal year 2018, combined with higher administrative compensation and higher professional fees.

Non-cash Stock Compensation: The non-cash stock compensation expense for the second quarter of fiscal year 2018 was $0.8 million compared to $2.5 million in the second quarter of fiscal year 2017. The decrease in the non-cash compensation of $1.7 million was due to the implementation of the Company’s new PSG plan in October 2017, under which compensation is recognized over a three year graded vesting schedule. The non-cash compensation expense of $2.5 million for the second quarter of fiscal year 2017 was related to the issuance of 411,768 Class B Series Three common shares of STA Holdings, pursuant to the EIP plan which was dissolved in February 2017. Under the EIP plan, the shares vested immediately and compensation was recognized on the grant date. (See General-Stock based Compensation)

Acquisition Expense: Acquisition expense for the second quarter of fiscal year 2018 was twenty two thousand dollars. The Company did not incur any acquisition expense for school bus transportation for the second quarter of fiscal year 2017, as there were no acquisitions completed in the quarter. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Depreciation Expense: Depreciation expense for school bus transportation was $11.9 million for the second quarter of fiscal year 2018 as compared to $13.9 million for the second quarter of fiscal year 2017. The decrease in depreciation expense of $2.0 million was primarily related to the change in the useful lives of the Company’s transportation equipment, effective for the fiscal year 2018. As a percentage of revenue, depreciation expense decreased to 6.1% for the second quarter of fiscal year 2018 from 7.9% for the second quarter of fiscal year 2017.

Amortization Expense: Amortization expense for school bus transportation was $0.8 million for both the second quarter of fiscal year 2018 and the second quarter of fiscal year 2017. As a percentage of revenue, amortization was 0.4% for both the second quarter of fiscal year 2018 and second quarter of fiscal year 2017.

Income from Operations: Income from operations for school bus transportation was $18.9 million for the second quarter of fiscal year 2018 compared to $13.3 million for the second quarter of fiscal year 2017. The increase in income from operations of $5.6 million resulted from the operating line items discussed above and reflects a positive impact of $0.1 million in exchange rates between the Canadian dollar and the US dollar from the second quarter of fiscal 2018 compared to the second quarter of fiscal 2017 in connection with the translation of the Company’s Canadian operations into US dollars.

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Interest Expense: Interest expense for the second quarter of fiscal year 2018 was $5.0 million compared to $3.6 million for the second quarter of fiscal year 2017. The increase in interest expense of $1.4 million was due primarily to an increase in average debt outstanding and an increase in the average interest rates, for the second quarter of fiscal year 2018, compared to the second quarter of fiscal year 2017.

Foreign Currency Loss: Foreign currency loss for the second quarter of fiscal year 2018 totaled thirty- six thousand dollars compared to $0.1 million for the second quarter of fiscal year 2017. The decrease in the foreign currency loss of $0.1 million results primarily from the losses realized upon the translation of the Company’s dividends into US dollars for the second quarter of fiscal year 2018, compared to the second quarter of fiscal year 2017.

Other (Income) Expense, Net: Other income totaled $0.1 million in the second quarter of fiscal year 2018 compared to other income of $0.7 million in the second quarter of fiscal year 2017. The decrease in other income of $0.6 million consists primarily of a $0.4 million decrease in the fair value of the Class B share liability, a $0.1 million decrease in the value of the equity swap and a $0.1 million decrease in the gain on asset sales in second quarter of fiscal year 2018 compared to the second quarter of fiscal year 2017.

Income before Income Taxes: Income before income taxes was $14.0 million for the second quarter of fiscal year 2018 compared to $10.1 million for the second quarter of fiscal year 2017. The increase in income of $3.9 million resulted primarily from a $5.6 million increased in the income from operations of the school bus segment, a decrease of $0.2 million in loss from the oil and gas operation and a $0.1 million decrease in foreign currency loss, partially offset by a $1.4 million increase in interest expense and a $0.6 million decrease in other income.

Net Income: Net income for the Company for the second quarter of fiscal year 2018 totaled $22.7 million, which included an income tax benefit of $8.8 million. The current period income tax benefit reflects the impacts of the Act enacted on December 22, 2017. Net income for the second quarter of fiscal year 2017 amounted to $6.0 million, which included an income tax expense of $4.1 million. The effective tax rate for the second quarter of fiscal year 2018 is (62.6%) and the effective tax rate for the second quarter of fiscal year 2017 was 40.2%. The decrease in the effective tax rate quarter over quarter is due primarily to a one-time net benefit of $13.9 million related to the impact of the Act. (See Results of Operations-Income Tax)

Six months ended December 31, 2017 Compared to Six months ended December 31, 2016

The Company’s core business is school bus transportation. As a result of the Canadex Acquisition, the Company had two reportable segments, school bus transportation and an oil and gas portfolio. During the 2017 fiscal year, the oil and gas portfolio represented approximately one-quarter of one percent of the Company’s revenue on an annual basis. In June 2017, the Company sold its interests in the oil and gas properties.

The consolidated results for the first six months of fiscal year 2017 include $0.6 million in oil and gas revenue and an operating loss of approximately $0.5 million which included a non-cash impairment charge of $0.2 million as a result of the continued decline in fuel market prices.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Loss from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

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Revenues: Revenues for school bus transportation for the first six months of fiscal year 2018 were $301.3 million compared to $278.7 million for the first six months of fiscal year 2017, representing an increase of $22.6 million, or 8.1%. Revenue for the first six months of fiscal year 2018 was positively impacted by approximately $1.4 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the first six months of fiscal year 2017 to the first six months of fiscal year 2018 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first six months of fiscal year 2018, the Company started operations on five new bid contracts and completed one acquisition. The Company did not renew five contracts for the fiscal year 2018.

The new bid-in contracts and the acquisition completed for fiscal year 2018 accounted for $13.7 million in new business growth in the first six months of fiscal year 2018, which was partially offset by a $3.3 million revenue reduction resulting from the five contracts not renewed. The remaining $10.8 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

The Company’s performance for the first six months of fiscal year 2018 was adversely affected by the winter weather experienced in December. Revenue deferrals for the first six months of fiscal year 2018 amounted to $2.5 million due to weather related school closings during this period as compared to anticipated school days for the period. Historically we have recovered a majority of these revenue deferrals during the fourth quarter as school schedules days to meet the full year school calendars. However, we are at the discretion of state and local governments regarding the number of school days they choose to make up.

Cost of Operations: Cost of operations for school bus transportation for the first six months of fiscal year 2018 was $237.4 million as compared to $219.3 million for the first six months of fiscal year 2017, representing an increase of $18.1 million or 8.3%. The new bid-in contracts and the acquisition completed for fiscal year 2018, accounted for $9.4 million of the total increase in cost of operations which was partially offset by a $3.0 million reduction resulting from the five contracts not renewed. The remaining $11.7 million increase in cost of operations, net of new business and contracts not renewed for the first six months of fiscal year 2018, resulted primarily from an increase in salaries and wages, fuel expense, maintenance costs, insurance expense and operating costs, partially offset by a decrease in fringe benefits. Salaries and wages, net of new business for the first six months of fiscal year 2018, increased by $8.6 million primarily related to higher driver wages, operations wages and maintenance wages. As a percentage of revenue, driver wages increased to 36.2% in the first six months of fiscal year 2018 from 35.6% in the first six months of fiscal year 2017. As a percentage of revenue, operation wages increased to 6.0% from 5.7% and maintenance wages decreased to 4.6% from 4.7%, for the first six months of fiscal year 2018 compared to the first six months of fiscal year 2017. Fuel expense, net of new business for the first six months of fiscal year 2018, increased $2.1 million, primarily related to an increase in net pricing, mostly related to the expiration of the alternative fuel tax credit on December 31, 2016. As a percentage of revenue, fuel increased to 5.3% in the first six months of fiscal year 2018 from 4.8% in the first six months of fiscal 2017. Maintenance expense, net of new business for the first six months of fiscal year 2018, increased $0.8 million due primarily to higher net parts expense. As a percentage of revenue, maintenance costs increased to 4.4% in the first six months of fiscal year 2018 from 4.3% in the first six months of fiscal 2017. Insurance expense, net of new business for the first six months of fiscal year 2018, increased $0.6 million due primarily to less favorable claims development compared to the first six months of fiscal year 2017 and as a percentage of revenue was 3.9% for both the first six months of fiscal year 2018 and the first six months of fiscal year 2017. Operating expenses, net of new business for the first six months of fiscal year 2018, increased $0.3 million due primarily to an additional year of vehicle leasing costs. Fringe benefits, net of new business for the first six months of fiscal year 2018 decreased $0.7 million primarily due to favorable claims experience in workers compensation. As a percentage of revenue, fringe benefits decreased to 8.7% in the first six months of fiscal year 2018 from 9.3% in the first six months of fiscal year 2017.

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General and Administrative Expense: General and administrative expense for school bus transportation for the first six months of fiscal year 2018 was $35.5 million compared to $33.0 million for the first six months of fiscal year 2017, an increase of $2.5 million or 7.6%. As a percentage of revenue, total general and administrative expense decreased to 11.8% of revenue in the first six months of fiscal year 2018 from 11.9% in the first six months of fiscal year 2017. The increase in general and administrative expenses is due primarily to the net new business for the first six months of fiscal year 2018, combined with higher administrative compensation and professional fees.

Non-cash Stock Compensation: Non-cash stock compensation expense for the first six months of fiscal year 2018 was $0.8 million as compared to $5.8 million for the first six months of fiscal year 2017. The decrease in the non-cash compensation of $5.0 million was due to the implementation of the Company’s new PSG plan in October 2017, under which compensation is recognized over a three year graded vesting schedule. The non-cash compensation expense of $5.8 million for the first six months of fiscal year 2017 was related to the issuance of 1,018,114 Class B Series Three common shares of STA Holdings in the first six months of fiscal year 2017, pursuant to the EIP plan which was dissolved in February 2017. Under the EIP plan, the shares vested immediately and compensation was recognized on the grant date. (See General-Stock based Compensation)

Depreciation Expense: Depreciation expense for school bus transportation was $16.3 million for the first six months of fiscal year 2018 compared to $18.6 million for the first six months of fiscal year 2017. The decreased in depreciation expense of $2.3 million was primarily related to the change in the useful lives of the Company’s transportation equipment, effective for the fiscal year 2018. As a percentage of revenue, depreciation expense decreased to 5.4% for the first six months of fiscal year 2018 from 6.7% for the first six months of fiscal year 2017.

Amortization Expense: Amortization expense for school bus transportation was $1.6 million for both the first six months of fiscal year 2018 and the first six months of fiscal year 2017. As a percentage of revenue, amortization expense remained the same at 0.6% for both the first six months of fiscal year 2018 and the first six months of fiscal year 2017.

Income(loss) from Operations: Income from operations for school bus transportation was $9.6 million for the first six months of fiscal year 2018 compared to income $0.4 million for the first six months of fiscal year 2017. The increase in the income from operations of $9.2 million resulted from the operating line items discussed above and reflects a positive impact of $0.1 million in exchange rates between the Canadian dollar and the US dollar from the first six months of fiscal 2018 compared to the first six months of fiscal 2017 in connection with the translation of the Company’s Canadian operations into US dollars.

Interest Expense: Interest expense for the first six months of fiscal year 2018 was $9.6 million compared to $9.2 million for the first six months of fiscal year 2017. The increase in interest expense of $0.4 million was due to both an increase in average debt outstanding and an increase in the average interest rates, for the first six months of fiscal year 2018, compared to the first six months of fiscal year 2017.

Foreign Currency Loss (Gain): Foreign currency gain for the first six months of fiscal year 2018 totaled $0.8 million compared to a fourteen thousand dollars gain for the first six months of fiscal year 2017. The increase in the foreign currency gain of $0.8 million results primarily from the gains realized upon the translation of the Company’s dividends into US dollars for the first six months of fiscal year 2018, compared to the first six months of fiscal year 2017.

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Non-cash Gain on US$ 6.25% Convertible Debentures Conversion Feature: The decrease in the non-cash gain of $0.2 million was related to the extinguishment of the embedded conversion feature derivative that was associated with STI’s U.S. dollar denominated US$ 6.25% Convertible Debentures which occurred in the first quarter of fiscal year 2017.

Other (Income)Expense , Net: Other income totaled $0.5 million in the first six months of fiscal year 2018 compared to other expense of $0.1 million in the first six months of fiscal year 2017. The increase in other income of $0.6 million consists primarily of a $0.4 million increase in the unrealized foreign currency gain, a $0.2 million increase in the gain on disposal of assets and a $0.3 million decrease in the fair value of the Class B share liability offset by a $0.3 million decrease in the value of the equity hedge asset.

Income (loss) before Income Taxes: Income before income taxes was $1.2 million for the first six months of fiscal year 2018 compared to a loss before taxes of $9.3 million for the first six months of fiscal year 2017. The increase in income of $10.5 million resulted primarily from, an increase in income from operations of the school bus transportation segment of $9.2 million, an increase in the foreign currency gain of $0.8 million, an increase in other income of $0.6 million and a decrease in the loss from the oil and gas operations of $0.5 million, partially offset by an increase in interest expense of $0.4 million and a decrease in the gain on the US$ 6.25% Convertible Debenture conversion feature of $0.2 million.

Net Income (loss): Net income for the Company for the first six months of fiscal year 2018 totaled $14.7 million, which included an income tax benefit of $13.5 million. The current period income tax benefit reflects the impacts of the Act enacted on December 22, 2017. Net loss for the first six months of fiscal year 2017 amounted to $5.7 million, which included an income tax benefit of $3.6 million. The effective tax rate for the first six months of fiscal year 2018 is (1,118.1%) and the effective tax rate for the first six months of fiscal year 2017 was (38.9%). The decrease in the effective tax rate for the first six months of fiscal year 2018 compared to the first six months of fiscal year 2017 is primarily due to a one-time net benefit of $13.9 million related to the impact of the Act. (See Results of Operations-Income Tax)

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s senior credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with operating lease financing and cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

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During the six months ended December 31, 2017, cash used in operations totaled $6.4 million which reflects an investment in net working capital of $24.8 million. Cash taxes paid during the six months ended December 31, 2017 amounted to $1.6 million. The Company’s investing activities for the six months ended December 31, 2017 resulted in a use of cash of $49.7 million. Included in these investing activities were, (i) the acquisition of Annapolis Bus of $8.7 million, (ii) $28.3 million in capital expenditures related to the new bid contracts for fiscal year 2018, (iii) $11.0 million in capital expenditures related to replacement capital spending, (iv) a $3.0 million investment and, (v) $1.3 million in proceeds from the sale of equipment. The Company’s financing activities for the six months ended December 31, 2017 represented a source of cash of $50.3 million. Included in these financing activities were (i) $145.1 million in credit agreement borrowings and $75.0 million in credit agreement repayments, (ii) $19.6 million in dividend payments made and (iii) $0.2 million in in payments to repurchase common stock.

Loan Facilities

On July 27, 2016 the Company entered into a Fourth Amended and Restated Credit Agreement (the “Credit Agreement”). The new amended credit facility increased the commitments to $340.0 million (US $290.0 million and Canadian $50.0 million), from the previous commitments of $225.0 million and extended the maturity date to July 27, 2021. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The new amended facility also provides for a US $100 million “accordion feature”, which provides access to a larger facility should it be needed in the future. The loan facility is used to fund capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company used drawings under the Credit Agreement in part to repurchase the US $35.0 million Senior Secured Notes due November 10, 2016.

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (4.5% at December 31, 2017), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement, (1.422940% at December 31, 2017) plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings’ senior leverage ratio on the pricing date.

The Company’s Senior Secured Notes (as defined below) consisted of $35.0 million of five year, fixed rate senior secured notes at a coupon of 4.246% and with a maturity date of November 10, 2016. The senior secured notes (“Senior Secured Notes”) were issued under a note purchase agreement with two Canadian insurance companies. The Senior Secured Notes ranked pari passu with borrowings under the Credit Agreement. On September 1, 2016, the Company redeemed its Senior Secured Notes for $35.5 million in cash. The redemption amount was comprised of the principal amount of $35.0 million, plus interest and a make-whole payment totaling approximately $0.5 million in the aggregate.

Borrowings under the Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview Transit.

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At December 31, 2017, debt outstanding under the Credit Agreement totaled $242.8 million while outstanding letters of credit totaled $1.2 million, thus the Company had approximately $96.0 million in borrowing availability under the loan facilities of the Credit Agreement, subject to continued covenant requirements (excluding the $100.0 million accordion feature in additional commitments the Company may request under the Credit Agreement). In addition, at December 31, 2017, outstanding debt included approximately $127.5 million in Convertible Debentures.

Convertible Debentures

During the fiscal years ended June 30, 2011 and 2014, and during the second quarter of fiscal year 2017 STI closed the Convertible Debentures offerings as discussed above under the heading “General”.

The US$ 6.25% Convertible Debentures had a seven year term, were denominated in U.S. dollars, were due and payable on June 30, 2018, and were callable by the Company beginning in July 2014 if certain conditions noted above, were met. On August 23, 2016, the Company announced that it called for the early redemption and settlement of the US$ 6.25% Convertible Debentures. Subsequent to announcement, approximately $0.1 million of the US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. On September 19, 2016 the Company redeemed the remaining $59.9 million principal amount of US$ 6.25% US Convertible Debentures for cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the 6.25% US convertible unsecured debentures. In connection with the redemption, approximately $1.0 million in unamortized deferred financing costs were expensed in fiscal year 2017.

The Cdn$ 6.25% Convertible Debentures have a five and a half year term, are denominated in Canadian dollars, are due and payable on June 30, 2019, and are callable by the Company beginning in July 2017, if certain conditions noted above, are met. None of the holders have converted any of the Cdn$ 6.25% Convertible Debentures as of December 31, 2017. The Cdn$ 5.25% Convertible Debentures have a seven year term, are denominated in Canadian dollars, are due and payable on September 30, 2021, and are callable by the Company beginning in September 2019, if certain conditions noted above, are met. None of the holders have converted any of the Cdn$ 5.25% Convertible Debentures as of December 31, 2017.

The functional currency of STI is the Canadian dollar. The Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% Convertible Debentures of STI were denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars were considered transaction gains and losses, at the STI level, and were included in the consolidated statement of operations. On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the US$ 6.25% Convertible Debentures by STI to STA Holdings. This intercompany loan was denominated in U.S. dollars, reflected an interest rate of 6.25% per annum and had a set maturity date of June 30, 2018. As such, this intercompany loan was considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable were considered transaction gains or losses as STI’s functional currency is the Canadian dollar and were included in the consolidated statement of operations. The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the US$ 6.25% Convertible Debentures in the consolidated statement of operations. This intercompany loan was extinguished in September 2016, in connection with the redemption of the US$ 6.5% Convertible Debentures.

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The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due with other long term financing options (see “Forward-Looking Statements”).

Leasing Arrangements

During the fiscal year ended June 30, 2017, the Company entered into additional operating leases with nine major financial institutions to lease approximately $39.8 million in replacement school vehicles and $10.5 million in growth school vehicles for the 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 1.9% to 4.4%. Annual lease payments on these additional leases will approximate $6.9 million per year for the term of the leases.

During the six months ended December 31, 2017, the Company entered into additional operating leases with six major financial institutions to lease approximately $28.1 million in replacement school vehicles and $5.1 million in growth school vehicles for the 2017-2018 school year. The term of these leases is six years at effective fixed rates in the range of 2.1% to 5.2%. Annual lease payments on these additional leases will approximate $4.6 million per year for the term of the leases.

Acquisitions and Investments

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a consulting and management services firm for cash consideration of $1.7 million. The Company accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in the transportation consulting and management services firm and acquired a second consulting services firm.  Combined, total consideration paid in January and February 2016 for both firms approximated $7.2 million, consisting of $6.2 million in cash and $1.0 million in common stock.  The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm as discussed above.  Earnings of the acquired companies were included in the Company’s results of operations from the acquisition dates.

On August 23, 2017 the Company closed its acquisition of all of the outstanding common stock of Annapolis Bus Company Inc. and Towne Transportation LLC, (“Annapolis”) located in Annapolis, Maryland. The aggregate consideration paid to the holders of Annapolis common stock was $10.2 million and consisted of $8.7 million in cash, $1.0 million in common stock and $0.5 million in the form of a promissory note, which is due on the one year anniversary of the closing date. The preliminary allocation of the purchase price was based upon a preliminary valuation and our estimates and assumptions are subject to change within the measurement period. We are still in the process of valuing the assets acquired and liabilities to be assumed; thus, allocation of the acquisition consideration is subject to change. Earnings of the acquired companies are included in the Company’s results of operations from the acquisition date.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our Credit Facility and the potential additional issuance of common shares and debt securities (see “Forward-Looking Statements”).

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Fuel Prices

The Company operates a fleet of approximately 13,750 vehicles as at December 31, 2017 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to market price fluctuations under some of these fuel mitigation features. As noted above, the Company also endeavors to lock in an additional 20% of its fuel exposure with fixed rate contracts, while the final 20% of fuel exposure is fully subject to market price variations. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017. To date, the Company has locked in about 85% of the approximately 20% of its fuel exposure for the 2018 fiscal year and about 15% of the same 20% exposure for the 2019 fiscal year.

Segment Information ($ in 000’s)

Prior to June 2017, the Company had two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represented the Company’s investments as a non-operator in oil and gas interests in the United States. The Company sold all of its oil and gas assets in June 2017. For the quarter ended December 31, 2016 the Company recorded $0.4 million in oil and gas revenue and an operating loss of approximately $0.2 million. For the six months ended December 31, 2016 the Company recorded $0.6 million in oil and gas revenue and an operating loss of approximately $0.5 which included a non-cash impairment charge of $0.2 million, associated with the former oil and gas segment.

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of December 31, 2017 and the related payment by period due.

Maturities of long-term debt are as follows ($ in 000’s):

	Fourth
	Amended
	Credit	Convertible
	Facility	Debentures	Seller Debt	Total
Year ending June 30,
2018 (1/1/18-6/30/18)	$-	$-	$-	$-
2019	-	59,785	500	60,285
2020	-	-	-	-
2021	-	-	-	-
2022	242,792	67,756	-	310,548
Thereafter	-	-	-	-
	$242,792	$127,541	$500	$370,833

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The following table represents future minimum rental payments and operating lease payments under non-cancelable operating leases as at December 31, 2017 ($ in 000’s):

	Facility Leases	Vehicle Leases	Total
Year ending June 30,
2018 (1/1/18-6/30/18)	$8,634	$26,668	$35,302
2019	11,710	40,250	51,960
2020	7,680	34,057	41,737
2021	5,594	23,012	28,606
2022	3,702	12,719	16,421
2023 and thereafter	3,443	4,750	8,193
Total minimum payments	$40,763	$141,456	$182,219

Outstanding Share Data

As at December 31, 2017, the Company had 94,986,622 issued and outstanding common shares, Cdn $75.0 million principal amount of Cdn$ 6.25% Convertible Debentures convertible into approximately 8.3 million common shares and Cdn $85.0 million principal amount of Cdn$ 5.25% Convertible Debentures convertible into approximately 9.1 million common shares. There are no preferred shares issued and outstanding. (see- “Liquidity and Capital Resource-Convertible Debentures”).

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the first six months of fiscal year 2018, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the first three months of fiscal year 2018.

As at December 31, 2017, the Company’s material variable rate borrowings included the outstanding borrowings under the Credit Agreement. As at December 31, 2017, the Company had $242.8 million in outstanding indebtedness under the Credit Agreement. A 100 basis point change in interest rates, applied to these borrowings as at December 31, 2017 would result in approximately a $2.4 million annual change in interest expense and a corresponding change in cash flow.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 and the Cdn$ 5.25% Convertible Debentures due September 30, 2021 (collectively the “Convertible Debentures”) are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the principal payment of the Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Convertible Debenture interest payments.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017. To date, the Company has locked in about 85% of the approximately 20% of its fuel exposure for the 2018 fiscal year and about 15% of the same 20% exposure for the 2019 fiscal year.

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Summary of Quarterly Results ($ in 000’s, except per share data)

	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3nd Qtr	4th Qtr	1st Qtr	2nd Qtr
	2016	2016	2017	2017	2017	2017	2018	2018

Revenues	$173,241	$166,190	$102,176	$177,176	$185,187	$172,778	$107,433	$193,856
Net income (loss)	$3,769	$6,278	$(11,716)	$6,048	$7,865	$4,263	$(7,989)	$22,728
Net income (loss) per share	$0.04	$0.07	$(0.13)	$0.07	$0.08	$0.05	$(0.08)	$0.24

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is minimal school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Internal Controls over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on its evaluation of internal control over financial reporting conducted as of June 30, 2017, management concluded that it did not design and maintain effective internal control with respect to the technical accounting review of certain complex and non-routine transactions, which constituted a material weakness. Specifically, the Accounting Standards Codification 840 – Leases (“ASC 840”) issued by the Financial Accounting Standards Board lease classification review was not designed and operating effectively to ensure that leases were appropriately classified as operating or capital. While the control deficiency identified did not result in any material misstatements, a reasonable possibility existed that a material misstatement to the annual or interim consolidated financial statements and disclosures would not be prevented or detected on a timely basis.

In response to the material weakness described above, the Company has initiated compensating controls in the near term, and is enhancing and revising the design of existing controls and procedures to properly apply a more comprehensive technical review of lease contracts when determining the proper classification of a lease as operating or capital.

Because the controls included in our remediation plan are being implemented in stages over the course of several months, we have concluded that more time is necessary to finalize the implementation and observe the effectiveness of the controls before our CEO and CFO can conclude that this material weakness has been effectively remediated. We anticipate this material weakness to be remediated as part of the annual internal control procedures during the fiscal year ended June 30, 2018.

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Except as noted in the preceding paragraphs, there has not been any change in our system of internal control over financial reporting during the six months ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Property and Equipment. Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets. Annually, management assesses the useful lives of these assets and any changes in estimated useful lives are accounted for prospectively. Based on the most recent assessment, management has changed the approximate useful lives from a range of seven to eleven years to a range of eight to twelve years, starting with the 2018 fiscal year.

Goodwill and Indefinite Lived- Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value. If the Company does not choose to perform a qualitative assessment, a quantitative impairment test is required. The quantitative assessment requires the Company to compare the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years.

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Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, the actuarial development of claims to their select ultimate, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience and development.

Stock Based Compensation. The Company accounted for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments were estimated at the grant date and the total fair value was amortized over the vesting schedule of the awards as compensation expense. The Class B common shares issued by STA Holdings under the EIP were fully vested on the grant date, and, as such, the Company recognized compensation expense when the shares were issued. These shares were accounted for as a liability upon issuance and re-measured at fair value on a quarterly basis. Changes in fair value were recorded in the Consolidated Statement of Operations.

The Class B common shares were not traded in an active market and had certain restrictions on their transferability. These shares were accounted for as a liability upon issuance, as a result of a put option they contained. The put option provided for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Three common shares was based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

On November 8, 2016, the Company’s shareholders approved a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan replaced the EIP originally set up at the STA Holdings level. Under the New PSG Plan, participants are eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. These PSG Units are subject to pre-defined measures that will be used to determine the degree to which there will be vesting of such PSG Units into common shares, with vesting to occur over a three year period beginning with the year of grant and a continuing service period of two years beyond the certification of performance. A portion of the PSG units are subject to the achievement of four separate predefined one-year performance conditions beginning with the year of grant and a continuing service period of two years beyond the certification of performance As the awards are subject to graded vesting, non cash compensation expense will be recognized ratably for each vesting tranche over a three year period commencing on the grant date of the PSG Units. The Company accounts for forfeitures as they occur. The fair value of the PSG Units were calculated using the closing price of the Company’s common shares on the grant date. A portion of the PSG units are subject to the achievement of one predefined one-year market performance condition beginning with the year of grant and a continuing service period of two years beyond the certification of performance. As the award is subject to graded vesting, the Company recognizes compensation costs ratably for each vesting tranche over the three-year vesting period and the compensation costs are recognized regardless of whether the market condition is satisfied since the award is subject to a market condition. The Company accounts for forfeitures as they occur. The fair value of the award was established on the grant date using the Monte Carlo simulation model.

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Income Taxes. Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more-likely-than-not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the consolidated statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the consolidated statement of operations.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI and the Company’s Canadian operations is the Canadian dollar. The functional currency of the Company’s operations in the United States is the U.S. dollar. The Company’s consolidated financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity. The Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% Convertible Debentures of STI were denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars were considered transaction gains and losses, at the STI level, and were included in the consolidated statement of operations.

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Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Income as incurred.

Risk Factors

A discussion of general and specific risk factors that could affect our financial performance is found under the heading “Risk Factors” in our “Annual Information Form” for the fiscal year ended June 30, 2017, which is available on SEDAR at www.sedar.com and which section is incorporated herein by reference.

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